PERKINS FUND MARKETING, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2022

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51126

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Perkins Fund Marketing, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___1001 N US Highway 1, Suite 204___
(No. and Street)

___Jupiter___	___FL___	___33477___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gilman C. Perkins	954-953-6351	cperkins@pfm-llc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Davila Advisory LLC___
(Name – if individual, state last, first, and middle name)

10135 Manchester Road, Suite 206	St. Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11/21/2019		6667	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Gilman C. Perkins _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Perkins Fund Marketing, LLC _____ , as of _____ December 31 _____ , 2_022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MICHAEL C. DANNENHAUER
Notary Public
State of Florida
Comm# HH336259
Expires 11/29/2026

Notary Public

Signature:

Title: Managing Member

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Perkins Fund Marketing LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Perkins Fund Marketing LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Perkins Fund Marketing LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Perkins Fund Marketing LLC's auditor since 2020.

Davila Advisory, LLC

Saint Louis, Missouri
March 6, 2023

T : (314) 965-9775   F : (314) 476-9660   W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

PERKINS FUND MARKETING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

Assets

Cash		$ 908,682
Accounts Receivable		100,184
Furniture & Fixtures	$ 149,266	
Less: Accumulated Depreciation	(134,103)	15,163
Right of Use Asset		63,156
Prepaid Expense		51,054
Other Securities		55,215
Deposit - Rent		6,300
Totals Assets		$ 1,199,754

Liabilities & Member's Equity

Accounts Payable and Accrued Liabilities		$ 59,945
Lease Liability		65,189
Total Liabilities		125,134
Member's Equity:		
Member's Equity		1,074,620
Total Liabilities & Member's Equity		$ 1,199,754

ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS

Perkins Fund Marketing LLC (the "Company") was incorporated in Delaware in May 1999. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company acts principally as an agent in the sale of private hedge funds.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company maintains its cash in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts.

3. INCOME TAXES

The Company is recognized as a single member limited liability company (an "LLC") by the Internal Revenue Service. As such, it is treated as a disregarded entity and is not subject to income taxes. The Company's income or loss is reportable on its owner's tax return.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Tax years that remain subject to examination are 2019, 2020, 2021 and 2022. For the year ended December 31, 2022 management has determined that there are no material uncertain income tax positions.

PERKINS FUND MARKETING, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

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4. RULE 15C3-3

The Company amended its membership agreement with FINRA on December 21, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $923,120 which exceeded the minimum requirement of $5,000 by $918,120. The Company's ratio of aggregate indebtedness to net capital ratio was 6.71%.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases its office space from 4500 PGA Blvd Joint Venture LLP, at 4500 PGA Blvd., Suite 204, Palm Beach Gardens, FL 33418 under a five year operating lease. The total rent expense for 2022 was $62,945. The current lease terminates on June 30, 2025. As the Company's lease does not provide an implicit discount rate, the Company has assumed a 6% discount rate, based on an estimate of the rate of interest the Company would have to pay on a collateralized basis over a similar term. In 2022, the Company Sub leased it's office space and earned $29,635 in sub lease income, as shown on the statement of operation for the year ended December 31, 2022.

At December 31, 2022, the minimum lease payments under the terms of the lease agreement are as follows:

Year ending December 31,		
	2023	27,587
	2024	28,415
	2025	14,417
Total		$ 70,419
Inputed Interest		(5,230)
Net Liability as of December 31, 2022		$ 65,189

7. OFF BALANCE SHEET RISK

The Company has no material off balance sheet credit risk as of the financial statement date.

8. FAIR VALUE

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. At December 31, 2022, other securities valued at $55,215 consist entirely of a level 1 publicly traded stock.

9. LEASE ACCOUNTING

The Company adopted FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease Liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

10. PROPERTY AND EQUIPMENT

Fixed assets (furniture, equipment, and leasehold improvements) are stated at cost. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset.

Furniture & Equipment	$	149,266
Accumulated Depreciation		(134,103)
Total Fixed Assets	$	15,163

13. REVENUE RECOGNITION

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

14. SUBSEQUENT EVENTS

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.